Emeco Holdings Limited

30 January 2008

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 30 January 2008 – Profit Guidance for 2008*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

Nicole Burns
PA to Company Secretary

Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

ACN 112 188 815

Market release
30 January 2008

Profit Guidance for 2008

Annual Outlook

Following a preliminary review of Emeco's trading in the first half of the year ending 30 June 2008 together with our assessment of market conditions, opportunities, work in hand, the level of enquiries we are receiving and our current assessment of the impact of the recent flooding in Queensland, we now expect full year net profit after tax (**NPAT**) for FY2008 to range between $65-$72million.

First Half

NPAT for the first half of FY2008 will be circa $30.5 million compared to the prior corresponding period pro forma NPAT of $34.8 million. All figures disclosed in this announcement are preliminary and unaudited. Audited financials will be provided at the time of Emeco's half year result.

Managing Director Laurie Freedman said, "We are disappointed with the earnings of the Group over the first half driven mainly by the challenging conditions for our international businesses, particularly our operations in the US and Indonesia. Notwithstanding weakness in our international operations, earnings of our Australian businesses during the first half of FY2008 exceeded earnings during the first half of FY2007. We expect an improvement from each of our international operations in the second half of the year as their markets improve and demand increases."

The main contributors to weakness in the first half included:

- Continuing losses in the United States business. The US business is in its start-up phase and lost approximately $4m EBIT in the 6 months to 31 December 2007 but based on recent contract wins, is expected to break even in the third quarter and move into profitability in the fourth quarter.

- A slower than anticipated recovery in Indonesia. Asset utilisation dropped to an unprecedented low in the half but had improved significantly by the end of the period. Further improvement is expected in the second half.

- Disruption to oil and gas demand in Canada negatively impacting Canadian utilisation. We are currently experiencing a significant pick up in demand for larger equipment in the Oil Sands Patch.

- Incoming shipping delays for sales inventory which impacted on the recognition of "Sales Business" revenues in the first half, resulting in the deferral of c.$2 million of EBIT from the first half to the second half of FY2008.

- Cut backs in coal production during the period as a flow on effect from continuing infrastructure bottle-necks in New South Wales and Queensland affected our performance from this sector significantly. We expect our performance will improve as the coal industry, state governments and private infrastructure suppliers work together to eliminate these bottlenecks.

Despite the results in the first half, Emeco's rental model continues to gain acceptance amongst the major resource and contracting companies around the world. The proportion of Emeco's blue chip mining rental customers continues to grow and anecdotally we are seeing increased enquiry in relation to new projects from both major miners and construction companies

Financial capacity

Gearing ratios continue to remain within acceptable levels with interest cover of about 4.7x for the first half, and gearing (net debt/total capitalisation) of 37% (net debt/equity of 58%). Emeco retains significant financial capacity with circa $150 million of headroom under its existing debt facilities as at 31 December 2007, which is being continually supplemented by internal cash generation. Furthermore, we can confirm that existing facilities have a maturity date of July 2009 and do not contain any market value based compliance tests.

Mr Freedman said, "We are well placed to fund our strategic objectives over the medium term and to take advantage of any compelling acquisition opportunities. Consistent with our historical approach to maximising returns on capital, we have stepped up our efforts to reduce the level of working capital and under-utilised assets deployed in our businesses. More detail in relation to this initiative will be disclosed in Emeco's half year results to be released on 19 February 2008".

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

Robin Adair
Executive Director,
Corporate Strategy & Delopment
+61 8 9420 0222

END